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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                October 26, 2004





                               LIHIR GOLD LIMITED


                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)




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                                                                     APPENDIX 3X
                                              INITIAL DIRECTOR'S INTEREST NOTICE
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                                                                    Rule 3.19A.1

                                   APPENDIX 3X

                       INITIAL DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

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NAME OF ENTITY            LIHIR GOLD LIMITED
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ABN                       ARBN 069 803 998
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We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

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NAME OF DIRECTOR                   WINIFRED KAMIT
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DATE OF APPOINTMENT                20 OCTOBER 2004
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PART 1 - DIRECTOR'S RELEVANT INTERESTS IN SECURITIES OF WHICH THE DIRECTOR IS
THE REGISTERED HOLDER

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.


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NUMBER & CLASS OF SECURITIES









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+ See chapter 19 for defined terms.

20/10/2004                                                   Appendix 3X  Page 1
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APPENDIX 3X
INITIAL DIRECTOR'S INTEREST NOTICE
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PART 2 - DIRECTOR'S RELEVANT INTERESTS IN SECURITIES OF WHICH THE DIRECTOR IS
NOT THE REGISTERED HOLDER

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

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NAME OF HOLDER & NATURE OF INTEREST         NUMBER & CLASS OF SECURITIES
Note: Provide details of the
circumstances giving rise to the
relevant interest.

KAMCHILD LIMITED                            1,000 ORDINARY SHARES
BONGORO ENTERPRISES LIMITED                 1,000 ORDINARY SHARES






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PART 3 - DIRECTOR'S INTERESTS IN CONTRACTS

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

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DETAIL OF CONTRACT

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NATURE OF INTEREST

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NAME OF REGISTERED HOLDER
(IF ISSUED SECURITIES)

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NO. AND CLASS OF SECURITIES TO
WHICH INTEREST RELATES

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+ See chapter 19 for defined terms.

Appendix 3X  Page 2                                                   20/10/2004
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     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.








LIHIR GOLD LIMITED


By: /s/ Mark Laurie
    Name     Mark Laurie
    Title:   Company Secretary

Date: 26 October 2004